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                    F O R . I M M E D I A T E . R E L E A S E

        Spectrum Signal Processing Inc. Announces Executive Appointments

Burnaby, B.C., Canada - March 14, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in high-density wireless signal and Voice over Packet processing solutions, today announced the appointment of Sean Howe as Vice President, Marketing, Wireless Systems. Concurrently, Spectrum Signal Processing (USA) today announced the appointment of Richard Wong as President of Spectrum Signal Processing (USA).

Most recently, Mr. Howe was Vice President Product Management, Service Provider E-Business Solutions for Nortel Networks. Prior to Nortel, Mr. Howe worked at Architel Systems in Toronto, a builder of next-generation service delivery solutions for large carrier-grade IP networks that was subsequently taken over by Nortel. Previous to Architel, Mr. Howe was Director of Global Market Development for SGI Inc. (formerly Silicon Graphics) based in California, where he had responsibility for broadband Internet and telecommunications markets. He also gained extensive executive experience in marketing and business development within the BCE family including Bell Canada and Bell Canada International.

"Now that we have completed our significant investment in our flexComm product line for commercial, defense and military wireless infrastructure applications, we are poised to move our wireless marketing strategy forward. Mr. Howe's expansive telecom, business development and marketing background will enable us to penetrate our targeted wireless market segments to win new business," stated Pascal Spothelfer, President and CEO of Spectrum Signal Processing Inc.

Richard Wong most recently served as Senior Director of the Special Systems Center of the Intelligence Business Unit of the Computer Sciences Corporation
(CSC), a $12 billion information technology company. Mr. Wong possesses a strong technical and management background ranging from government and commercial outsourcing to systems development, integration and maintenance.

"Richard brings tremendous strength to our Spectrum Signal Processing (USA) team through his wide-ranging work in the government communications intelligence marketplace. He has proven expertise in capturing outsourcing and government contracts, and his appointment is the linchpin in taking Spectrum (USA) to significantly higher revenue levels," stated John Kaufman, Corporate Director for Spectrum (USA).

About Spectrum Signal Processing
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the

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most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

This news release contains forward-looking statements related to the Company's wireless strategy that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.




Spectrum Contact:
Brent Flichel, Director, Finance
Phone: 604-421-5422 ext. 247
E-mail: brent_flichel@spectrumsignal.com